Ritter Pharmaceuticals, Inc.

1880 Century Park East, Suite 1000

Los Angeles, CA 90067

(310) 203-1000

July 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Julia Griffith

Re:	Ritter Pharmaceuticals, Inc. – Request for Acceleration
Registration Statement on Form S-1
File No. 333- 232792

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333- 232792) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on August 1, 2019, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Wendy Grasso, Esq., Aron Izower, Esq. and Michael Sanders, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (212) 549-0216 or, in her absence, Mr. Izower at (212) 549-0393 or Mr. Sanders at (310) 734-5232.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Andrew J. Ritter
Chief Executive Officer